Exhibit 4.7
Description of the Company’s Warrants to Purchase Common Shares
Registered Under Section 12 of the Exchange Act of 1934
The following description of the warrants (the “Warrants”) of Valaris Limited (“Valaris” or the “Company”) summarizes certain provisions of the Warrant Agreement, dated as of April 30, 2021, with Computershare Inc. and Computershare Trust Company, N.A. (the “Warrant Agreement”), which has been filed as Exhibit 4.3 to our Annual Report on Form 10-K.
On April 30, 2021, pursuant to the Warrant Agreement, the Company issued 5,645,161 Warrants exercisable for 5,645,161 common shares of par value of $0.01 each of the Company (the “Common Shares”).
The Warrants are exercisable from the date of issuance until 5:01 p.m., Eastern Time, on April 29, 2028, at which time all unexercised Warrants will expire and the rights of the holders of such Warrants to purchase Common Shares will terminate. The Warrants are initially exercisable for one Common Share per Warrant at an initial exercise price of $131.88 per Warrant (the “Exercise Price”).
Pursuant to the Warrant Agreement, no holder of a Warrant, by virtue of holding or having a beneficial interest in a Warrant, has the right to vote, receive dividends, receive notice as shareholders with respect to any meeting of shareholders for the election of Valaris’ directors or any other matter, or exercise any rights whatsoever as a shareholder of Valaris unless, until and only to the extent such holders become holders of record of shares of Common Shares issued upon settlement of Warrants.
The number of Common Shares for which a Warrant is exercisable, and the Exercise Price, are subject to adjustment from time to time upon the occurrence of certain events, such as: (1) share splits, reverse share splits, share dividends or share repurchases to holders of Common Shares or (2) a reclassification in respect of Common Shares.